STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

May 15, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on March 22, 2013, to add a new series, the Baltic Index Fund.  The Fund filed correspondence on May 10 and May 13, 2013 addressing comments raised by the Staff.  With the changes referenced in the foregoing items of correspondence, the Fund now believes that it has addressed all comments raised by the Staff that would be applicable to the Baltic Index Fund.  Accordingly, the Fund respectfully requests that the Commission declare the filing for the Baltic Index Fund effective on Thursday, May 16, 2013. If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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